UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Health Enhancement Products, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

42218Y105
(CUSIP Number)

September 3, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

      .Rule 13d-1(b)

  X .Rule 13d-1(c)

      .Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP NO. 42218Y105	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) HEP Investments LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) . (b) .

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

	5.	SOLE VOTING POWER 43,423,613 shares
NUMBER OF
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0 shares
EACH
REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 43,423,613 shares

	8.	SHARED DISPOSITIVE POWER 0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,423,613

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES . N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.6%

12.	TYPE OF REPORTING PERSON LLC

CUSIP NO. 42218Y105	Page 3 of 4 Pages

Item 1(a)

The name of the issuer is Health Enhancement Products, Inc.

Item 1(b)

The address of the Issuer's principal executive offices is: 2804 Orchard Lake Rd., Suite 202, Keego Harbor, Michigan 48320

Tel. Number: (248) 452 9866

Item 2(a)

The name of reporting person is:  HEP Investments, LLC

Item 2(b)

The residence address of the Reporting Person is: 2804 Orchard Lake Rd., Suite 205, Keego Harbor, Michigan 48320

Item 2(c)

The citizenship of the reporting Person is:  USA

Item 2(d)

The title of the class of securities is:  Common Stock, $0.001 par value

Item 2(e)

The CUSIP Number of the securities is: 42218Y105

Item 3

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4

Ownership:

The Reporting Person is the beneficial owner of 43,423,613 shares, representing 25.6% of the class of securities.

The Reporting Person has:

(i)

sole power to vote or to direct the vote of:   43,423,613 shares

(ii)

shared power to vote or to direct the vote of:   0 shares

(iii)

sole power to dispose or to direct the disposition of:   43,423,613 shares

(iv)

shared power to dispose or to direct the disposition of:   0 shares

Item 5

Ownership of Five Percent or Less of Class: Not Applicable

CUSIP NO. 42218Y105	Page 4 of 4 Pages

Item 6

Ownership of More than Five Percent on Behalf of another Person: The shares owned by the Reporting Person include 38,766,644 shares issuable upon conversion of certain promissory notes delivered to the Reporting Person by the Issuer and 3,424,242 shares issuable upon the exercise of warrants issued to the Reporting Person by the Issuer. The Reporting Person has sold participation interests to certain persons in such securities and none of these persons, individually, owns an interest in more than 5% of the Issuer’s Common Stock, except for Christopher D. Maggiore, who owns more than a 5% interest in the Issuer’s Common Stock..

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8

Identification and Classification of Members of the Group: Not Applicable

Item 9

Notice of Dissolution of Group: Not Applicable

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2014

Date

/s/ Laith Yaldoo

Signature

Laith Yaldoo, Manager, HEP Investments LLC

Name